                    [MORRISON & FOERSTER LETTERHEAD OMITTED]

May 9, 2006

Russell Mancuso, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      BioMimetic Therapeutics, Inc. (File No. 333-131718)
         Amendment No. 5 to Registration Statement on Form S-1
         -----------------------------------------------------

Dear Mr. Mancuso:

         We enclose herewith, on behalf of BioMimetic Therapeutics, Inc. (the
"Company" or "BioMimetic"), Amendment No. 5 to the Registration Statement on
Form S-1 (the "Registration Statement"), together with responses to the comments raised by the Staff in its comment letter dated May 9, 2006. Amendment No. 5 incorporates responses to the Staff's comments. Below we have noted the Staff's comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 5.

              BUSINESS, PAGE 50
              -----------------

         1.   REGARDING YOUR DISCLOSURE IN RESPONSE TO PRIOR COMMENT 6.

              o    WE NOTE THAT "MANY" OF THE CONTINGENCIES HAVE NOT YET
                   OCCURRED. WITH A VIEW TOWARDS DISCLOSURE, PLEASE TELL US THE
                   EFFECT OF THOSE THAT HAVE OCCURRED.

              o    WE NOTE THAT YOUR NET MILESTONE PAYMENT DISCLOSURE ASSUMES
                   THAT ALL CONTINGENCIES ARE MET. WITH A VIEW TOWARDS
                   DISCLOSURE, PLEASE TELL US ABOUT ANY MATERIAL EFFECT OF ONLY
                   PARTIAL SATISFACTION OF THE CONTINGENCIES.

         The Company has added disclosure regarding the events in the past that resulted in the achievement of milestones. The Company believes that a substantial portion of future milestone payments are not material to the
Company's business or prospects because the Company anticipates that they will occur well in the future, or they are conditioned upon achieving product sales targets which also are well in the future or represent sales targets which also are well in the future or represent sales targets which are substantially in excess of the current or foreseeable sales targets, the achievement of which, if attainable, would be in the future. The Company believes that the only milestone payments that may be material would result in payments to the Company of $10 million upon the Company's receipt of EU regulatory approval of GEM 21S, and $5 million due upon the second anniversary of the Company's receipt of US regulatory approval of GEM 21S.

         All past milestone payments are reflected in the Company's financial statements and discussed in Management's Discussion and Analysis of Financial
Condition and Results of Operations, and their effect can be evaluated accordingly. The Company also discloses on pages 37, 44, 46-48 and 68-72 the milestone payments and the agreements giving rise to possible payments.

         The Company has revised the disclosure on pages 70 and 71 regarding the effect of milestone payments that have occurred and the materiality of future milestone payments.

              INTELLECTUAL PROPERTY, PAGE 71
              ------------------------------

         2.   WITH A VIEW TOWARD CLARIFYING DISCLOSURE, PLEASE TELL US THE
EXPIRATION DATE AND SCOPE OF EACH OF YOUR OWNED AND LICENSED PATENTS.

         The Company has revised the disclosure on page 71 regarding the three patents that cover the Company's product and current orthopedic product candidates.

              DESCRIPTION OF CAPITAL STOCK, PAGE 100
              --------------------------------------

         3.   PLEASE FILE THE CERTIFICATE OF INCORPORATION REFLECTING THE
CHANGES MADE IN YOUR AMENDMENT.

         The Company has filed an amended form of restated certificate of incorporation to be effective upon completion of the offering.

              EXHIBIT 5.1
              -----------

         4.   WE REISSUE PRIOR COMMENT 17 IN PART. WE NOTE THAT THE OPINION
REMAINS CONDITIONED ON THE SALE OCCURRING NOT ONLY IN THE MANNER DESCRIBED IN
THE REGISTRATION STATEMENT BUT ALSO "IN ACCORDANCE WITH THE RESOLUTIONS ADOPTED
BY THE BOARD..." IT REMAINS UNCLEAR WHY THIS ADDITIONAL CONDITION IS NECESSARY
AND APPROPRIATE. HOW WILL THESE RESOLUTIONS DIFFER FROM WHAT IS DESCRIBED IN THE
REGISTRATION STATEMENT?

         Morrison & Foerster LLP, counsel to the Company, has revised and refiled its opinion.

                 **********************************************

                                       2

         We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff's comments. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

Anna T. Pinedo

cc:      William Grant, Esq.
         James R. Tanenbaum, Esq.

                                       3